UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

EXCERPTS FROM THE MINUTES OF THE 219TH MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 27, 2013

1. DATE, TIME AND PLACE: On March 27, 2013, at 9:00 a.m., at the headquarters of Cia. Paulista de Força e Luz, located at Rod. Eng. Miguel Noel Nascentes Burnier, nº 1755, Km 2,5, in the city of Campinas, state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Company’s Bylaws.

3. ATTENDANCE: All members of the Board of Directors (“Board”) and the Chief Executive Officer of the Company.

4. PRESIDING BOARD: Chairman – Murilo Passos and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN: After the matters on the Agenda were examined, the following resolutions were taken by unanimous vote of the Directors:

(i)           Take cognizance of the activities of the Advisory Committees and Commissions of the Board of Directors in the month of March;

(ii)          Take cognizance of the managerial highlights and material facts in the month, reported by the Chief Executive Officer;

(iii)         Approve  the minutes of the 218th Meeting of the Board of Directors held on March 13, 2013;

(iv)         Take cognizance of the fulfillment of the short-term targets (ICP) and calculation of the respective variable compensation, for fiscal year 2012, of the Executive Officers of the Company and the Chief Executive Officer of CPFL Renováveis, and approve  the payment of bonus to the Board of Executive Officers of the Company, recording the adjustments proposed by the Human Resources Management Committee in the minutes of its 50th meeting;

(v)          Approve, pursuant to item “r” of Article 17 of the Bylaws and Resolution No. 2013015-E of the Board of Executive Officers: (v.i) the constitution of a wholly-owned subsidiary of CPFL Energia (“the SPE”), with the purpose of incorporating the assets, liabilities and budgeted resources related to the Small Hydroelectric Power Plants (“PCHs”) and the Hydroelectric Generation Plants (“CGH”), to be spun-off from the subsidiaries CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa, jointly referred to as “Distributors”, recommending to the representatives of the Company on the management bodies of the Distributors  to vote for the approval of the necessary measures for deverticalization;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

(vi)         Recommend  to the representatives of the Company on the Management bodies of the subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, RGE, CPFL Jaguari and CPFL Leste Paulista, jointly referred to as “Subsidiaries”, to vote for the approval of the participation in the 15th Adjustment Auction and in the Auction for Purchase of Electricity from Existing Power Plants, and the contracting of energy – Resolution No. 2013016-E of the Board of Executive Officers;

(vii)        Recommend  to the representatives of the Company and of CPFL Brasil at the Shareholders’ Meetings of the subsidiaries CPFL Cone Sul, Sul Geradora and CPFL Telecom and at the Partners’ Meeting of CPFL Jaguariúna to vote for approval of the capital increase through the conversion of the balance of Advance for Future Capital Increase (“AFAC”) – Resolution No. 2013014-E of the Board of Executive Officers;

(viii)      Recommend  to the representatives of the Company at the Shareholders’ Meetings of the subsidiaries CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa, to vote for approval of the capital increase through the conversion of the tax benefit on goodwill from the merger, and amendment to the Bylaws – Resolution No. 2013019-E of the Board of Executive Officers;

(ix)         Recommend  to the representatives of the Company on the Board of Directors of CPFL Renováveis to vote for approval: (a) of the contracting  of  a bridge loan from the Brazilian Development Bank (“BNDES”), by Atlântica Complex (“Project”), and change of the package of collaterals for the bridge loan currently obtained from Banco do Brasil (“BB”) – Resolution No. 2013017-E of the Board of Executive Officers and (b)  amendment to the Bylaws – Resolution No. 2013018-E of the Board of Executive Officers; and

(x)          Recommend  to the representatives of the Company on the Board of Directors of the subsidiaries and/or affiliated companies Ceran, Enercan, Foz do Chapecó, Chapecoense, CPFL Renováveis and  Epasa, to vote for the election of the members and alternate members indicated by CPFL Energia to the respective Boards of Directors.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors in attendance and by the Secretary. Murilo Passos – Chairman, Ivan de Souza Monteiro, Francisco Caprino Neto, Claudio Palaia, Renê Sanda, Helena Kerr do Amaral, Maria Helena Santana and Gisélia Silva – Secretary.

I certify that this is an extract from the original minutes recorded in the minutes book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 15, 2013

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.